December 7, 2005

Via U.S. Mail and Facsimile

Robert Brunck
Chief Executive Officer
Compagnie Generale de Geophysique
1 Rue Leon Migaux
91300 Massy
France

RE:		Compagnie Generale de Geophysique
		Form 20-F, Amendment No. 2,
		for the fiscal year ended December 31, 2004
		File No. 001-14622

Dear Mr. Brunck:

      We have limited our review of your Form 20-F for the fiscal year ended December 31, 2004, to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism, and will make no further review of the Form 20-F. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General -

We note that you state on page 20 of your 20-F/A that you have "developed partnerships with local seismic acquisition companies in several countries" including Libya. A March 2003 article reports that you were hired to conduct a seismic survey of a Cuban oil block.
Information identified as your contact information in Syria is available on the internet. Additionally, a May 2005 news article reports that you were awarded a contract to carry out a seismic survey of Iran`s South Pars gas field.

In light of the fact that Cuba, Iran, Syria and Libya have been identified by the U.S. State Department as state sponsors of terrorism; Cuba, Iran and Syria are subject to economic sanctions administered by the U.S. Treasury Department`s Office of Foreign Assets Control; and Libya was subject to similar OFAC-administered sanctions until September 21, 2004, please describe for us your operations and/or contacts in each of these countries, including the amount of revenue derived from the operations and/or contacts; the materiality to you of your operations and/or contacts in each country; and your view as to whether those operations and/or contacts, individually or in the aggregate, constitute a material investment risk for your security holders. In addressing materiality and investment risk, please provide both your conclusions and your underlying analysis.

In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value. In this regard, we note that
Arizona and Louisiana have adopted legislation that requires their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permits divestment of state pension fund assets from, companies that do business with U.S.-designated state sponsors of terrorism.

Closing Comments

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filings or in response to our comments on your filings.


      Please understand that we may have additional comments after we review your response to our comment. Please contact Jack
Guggenheim
at (202) 551-3523 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.



								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk


cc: 	Roger Schwall
		Assistant Director
		Division of Corporation Finance

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Robert Brunck
Compagnie Generale de Geophysique
December 7, 2005
Page 3









UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0507

         DIVISION OF
CORPORATION FINANCE